The Dreyfus Socially Responsible Growth Fund, Inc.

SEMIANNUAL REPORT June 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for The Dreyfus Socially Responsible Growth Fund, Inc. covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, L. Emerson Tuttle and Paul Hilton.

Although the U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, most major stock-market indices generally ended the reporting period only slightly higher than where they began. The positive effects of rising corporate earnings were largely offset by uncertainty related to the situation in Iraq, renewed inflationary pressures and potentially higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle and Paul Hilton, Portfolio Managers

How did The Dreyfus Socially Responsible Growth Fund, Inc. perform relative to its benchmark?

For the six-month period ended June 30, 2004, the fund's Initial shares produced a 2.74% total return, and the fund's Service shares provided a 2.62% total return.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a 3.44% total return for the same period.[2]

We attribute the market's overall performance to an improving economy and a rallying stock market during parts of the reporting period. The fund's returns modestly trailed the S&P 500 Index, primarily due to the fund's heavy exposure to technology stocks and limited exposure to energy and financial services stocks.

What is the fund's investment approach?

The fund seeks to provide capital growth with current income as a secondary objective. The fund looks for growth-oriented companies that generally exhibit three characteristics: improving profitability measurements, a pattern of consistent earnings and reasonable prices. To pursue these goals, the fund, under normal circumstances, invests at least 80% of its assets in common stocks of companies that, in the opinion of the fund's management, meet traditional investment standards while simultaneously conducting their businesses in a manner that contributes to the enhancement of the quality of life in America.

What other factors influenced the fund's performance?

The U.S. stock market rose only modestly during the reporting period, primarily due to concerns regarding instability in Iraq, higher interest rates and uncertainties over consumer spending. Later in the reporting period, some of the smaller, lower-quality stocks that previously had outperformed their better-quality counterparts began to announce that they would be unable to meet earnings expectations. As a result, the larger, better-quality stocks in which the fund invests began to outperform their smaller counterparts.

However, the fund's performance was hindered by its relatively heavy exposure to technology stocks, which represented the worst performing sector of the S&P 500 Index during the reporting period. The fund's limited exposure to energy stocks, the best performing sector, also detracted from the fund's overall performance. To a lesser degree, the fund's returns were also limited because it had less exposure than the S&P 500 Index did to certain financial stocks, including consumer finance companies, mortgage financing firms and real estate insurance companies.

On a more positive note, the fund's health care stocks made the largest positive contribution to returns during the first half of 2004. The fund achieved higher returns than the S&P 500 Index did in the health care sector because we focused mainly on health care equipment companies, medical device manufacturers and smaller pharmaceutical firms. Some of the reporting period's top performers in the health care sector included Fisher Scientific International, a life sciences company; Alcon, a leader in eyecare products; and Boston Scientific and Zimmer Holdings, two medical devices firms.

The fund's consumer discretionary stocks, a sector we have favored for some time, also fared relatively well during the reporting period. We generally emphasized retailers that we believe have demonstrated their ability to gain market share in the current economic environment. For example, office supplies retailer Staples derives a significant portion of its revenues from corporate spending, and its earnings have benefited from generally improved business conditions.

What is the fund's current strategy?

As of the end of the reporting period, we have shifted the fund's emphasis further away from value-oriented companies and toward growth stocks, primarily because we believe that growth companies generally have better chances of achieving higher earnings growth during the next phase of the economic cycle. Accordingly, we recently reduced the fund's exposure to large financial services firms, and we redeployed those assets to a number of stocks in the technology, health care and consumer discretionary sectors. In our view, these are prudent strategies as investors adjust to the next phase of the economic cycle.

Can you highlight some of the fund's socially responsible investing activities?

The issue of climate change has emerged as one of the most important environmental concerns facing our planet today. A growing scientific consensus suggests that greenhouse gas (GHG) emissions tied to human activity, such as carbon dioxide emissions, may result in increasing average global temperatures and extreme weather events.

A recent initiative, called the Carbon Disclosure Project (CDP), asked the 500 largest international companies to disclose steps they have taken to respond to the business risks associated with climate change. Business risks include new regulations, litigation, damage to physical assets and higher insurance premiums. As a response to these risks, proactive companies acknowledge climate change as an important issue, develop a formal response strategy, track GHG emissions, and set formal GHG reduction targets. The CDP is sponsored by 95 institutional investors whose combined assets under management are in excess of $10 trillion U.S. dollars.

We are pleased to report that many of the fund's current holdings have responded to the CDP information request, including Intel, Dell, Citigroup, Boston Scientific, Zimmer Holdings, Procter & Gamble, Johnson & Johnson and Pfizer. We intend to continue to monitor the responses of our portfolio companies to this important issue and call for improved disclosure and management of climate change risk. For more information on the Carbon Disclosure Project, please visit www.cdproject.net.

July 15, 2004

The fund is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the fund directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of The Dreyfus Socially Responsible Growth Fund, Inc. made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the fund may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The fund's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Common Stocks—97.8%	Shares		Value ($)
Consumer Discretionary—14.3%			
Coach	172,000	a	7,772,680
Dollar General	268,900		5,259,684
Marriott International, Cl. A	238,500		11,896,380
Staples	382,000		11,196,420
TJX Cos.	277,500		6,698,850
Target	253,000		10,744,910
Tiffany & Co.	100,500		3,703,425
Viacom, Cl. B	191,000		6,822,520
Walt Disney	372,500		9,495,025
			73,589,894
Consumer Staples—7.7%			
Estee Lauder Cos., Cl. A	200,700		9,790,146
PepsiCo	237,500		12,796,500
Procter & Gamble	116,000		6,315,040
Walgreen	301,000		10,899,210
			39,800,896
Energy—1.7%			
Anadarko Petroleum	147,000		**8,614,200**
Financials—11.0%			
American Express	194,000		9,967,720
American International Group	162,000		11,547,360
Axis Capital Holdings	157,500		4,410,000
Citigroup	207,000		9,625,500
Franklin Resources	135,000		6,760,800
Goldman Sachs Group	83,500		7,862,360
Radian Group	138,000		6,610,200
			56,783,940
Health Care—24.4%			
Alcon	90,000		7,078,500
Amgen	189,000	a	10,313,730
Boston Scientific	257,000	a	10,999,600
Celgene	91,000	a,b	5,210,660
Fisher Scientific International	138,500	a,b	7,998,375
Forest Laboratories	191,000	a	10,816,330
Johnson & Johnson	234,500		13,061,650

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Medtronic	276,000	13,446,720
Pfizer	728,000	24,955,840
Stryker	98,000	5,390,000
WellPoint Health Networks	88,000 [a]	9,856,880
Zimmer Holdings	79,500 [a]	7,011,900
		126,140,185
Industrials—9.6%		
Avery Dennison	113,000	7,233,130
Danaher	272,500	14,129,125
Dover	214,500	9,030,450
Illinois Tool Works	55,500	5,321,895
Tyco International	417,000	13,819,380
		49,533,980
Information Technology—24.8%		
Alliance Data Systems	127,500 [a]	5,386,875
Analog Devices	203,500	9,580,780
Cisco Systems	971,000 [a]	23,012,700
Cognizant Technology Solutions	226,000 [a]	5,742,660
Corning	206,000 [a]	2,690,360
Dell	440,500 [a]	15,778,710
EMC	704,500 [a]	8,031,300
Hewitt Associates, Cl.A	98,700 [a]	2,714,250
International Business Machines	89,500	7,889,425
Microsoft	605,500	17,293,080
Oracle	432,000 [a]	5,153,760
QUALCOMM	100,000	7,298,000
Symantec	226,500 [a]	9,916,170
Waters	152,000 [a]	7,262,560
		127,750,630
Semiconductors—4.3%		
Intel	606,000	16,725,600
National Semiconductor	247,000 [a]	5,431,530
		22,157,130
Total Common Stocks		
(cost $419,689,389)		**504,370,855**

Short-Term Investments—2.0%	Principal Amount ($)	Value ($)
Certificates of Deposit—.0%		
Self Help Credit Union, 1.50%, 9/14/2004	100,000	**100,000**
U.S. Treasury Bills—2.0%		
.90%, 7/1/2004	480,000	480,000
.95%, 7/8/2004	7,261,000	7,259,548
.98%, 7/15/2004	300,000	299,862
1.06%, 7/29/2004	2,229,000	2,226,994
		10,266,404
Total Short-Term Investments (cost $10,366,714)		**10,366,404**

Investment of Cash Collateral for Securities Loaned—1.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $7,831,800)	7,831,800 c	**7,831,800**
Total Investments (cost $437,887,903)	**101.3%**	**522,569,059**
Liabilities, Less Cash and Receivables	**(1.3%)**	**(6,736,961)**
Net Assets	**100.0%**	**515,832,098**

[a]   *Non-income producing.*

[b]   *All or a portion of these securities are on loan. At June 30, 2004, the total market value of the fund's securities on loan is $7,532,210 and the total market value of the collateral held by the fund is $7,831,800.*

[c]   *Investment in affiliated money market mutual fund.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $7,532,210)—Note 1(b):		
Unaffiliated issuers	430,056,103	514,737,259
Affiliated issuers	7,831,800	7,831,800
Cash		93,602
Receivable for investment securities sold		2,505,594
Dividends and interest receivable		137,622
Receivable for shares of Common Stock subscribed		14,865
Prepaid expenses		20,335
		525,341,077
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		323,580
Liability for securities on loan—Note 1(b)		7,831,800
Payable for investment securities purchased		941,261
Payable for shares of Common Stock redeemed		353,530
Accrued expenses		58,808
		9,508,979
Net Assets ($)		**515,832,098**
Composition of Net Assets ($):		
Paid-in capital		723,481,354
Accumulated investment (loss)–net		(500,101)
Accumulated net realized gain (loss) on investments		(291,830,311)
Accumulated net unrealized appreciation (depreciation) on investments		84,681,156
Net Assets ($)		**515,832,098**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	502,855,711	12,976,387
Shares Outstanding	20,570,960	533,779
Net Asset Value Per Share ($)	**24.44**	**24.31**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $17,596 foreign taxes withheld at source)	1,609,463
Interest	45,049
Income from securities lending	3,236
Total Income	**1,657,748**
Expenses:	
Investment advisory fee–Note 3(a)	1,964,943
Prospectus and shareholders' reports	77,437
Professional fees	38,283
Shareholder servicing costs–Note 3(c)	22,969
Custodian fees–Note 3(c)	21,223
Distribution fees–Note 3(b)	15,713
Directors' fees and expenses–Note 3(d)	8,780
Loan commitment fees–Note 2	1,416
Registration fees	380
Miscellaneous	4,433
Total Expenses	**2,155,577**
Investment (Loss)–Net	**(497,829)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	11,945,524
Net unrealized appreciation (depreciation) on investments	2,884,061
Net Realized and Unrealized Gain (Loss) on Investments	**14,829,585**
Net Increase in Net Assets Resulting from Operations	**14,331,756**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income (loss)−net	(497,829)	534,246
Net realized gain (loss) on investments	11,945,524	572,765
Net unrealized appreciation (depreciation) on investments	2,884,061	110,456,965
Net Increase (Decrease) in Net Assets Resulting from Operations	**14,331,756**	**111,563,976**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(31,743)	(531,273)
Service shares	−	(523)
Total Dividends	**(31,743)**	**(531,796)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Initial shares	16,381,992	54,435,818
Service shares	1,445,869	3,981,349
Dividends reinvested:		
Initial shares	31,743	531,273
Service shares	−	523
Cost of shares redeemed:		
Initial shares	(48,798,485)	(98,462,078)
Service shares	(992,633)	(2,184,906)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(31,931,514)**	**(41,698,021)**
Total Increase (Decrease) in Net Assets	**(17,631,501)**	**69,334,159**
Net Assets ($):		
Beginning of Period	533,463,599	464,129,440
End of Period	**515,832,098**	**533,463,599**
Undistributed investment income (loss)−net	(500,101)	29,471

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Capital Share Transactions:		
Initial Shares		
Shares sold	675,425	2,612,164
Shares issued for dividends reinvested	1,315	22,640
Shares redeemed	(2,015,956)	(4,858,079)
Net Increase (Decrease) in Shares Outstanding	**(1,339,216)**	**(2,223,275)**
Service Shares		
Shares sold	59,951	190,969
Shares issued for dividends reinvested	–	27
Shares redeemed	(41,278)	(106,555)
Net Increase (Decrease) in Shares Outstanding	**18,673**	**84,441**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2004	Year Ended December 31,				
Initial Shares	(Unaudited)	2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	23.79	18.90	26.67	34.47	39.07	31.08
Investment Operations:						
Investment income (loss)–net[a]	(.02)	.02	.05	.02	.32	.01
Net realized and unrealized gain (loss) on investments	.67	4.89	(7.77)	(7.80)	(4.63)	9.34
Total from Investment Operations	.65	4.91	(7.72)	(7.78)	(4.31)	9.35
Distributions:						
Dividends from investment income–net	(.00)[b]	(.02)	(.05)	(.02)	(.29)	(.01)
Dividends from net realized gain on investments	–	–	–	–	–	(1.35)
Total Distributions	(.00)[b]	(.02)	(.05)	(.02)	(.29)	(1.36)
Net asset value, end of period	24.44	23.79	18.90	26.67	34.47	39.07
Total Return (%)	2.74[c]	26.00	(28.94)	(22.57)	(11.03)	30.08
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.40[c]	.84	.80	.78	.78	.79
Ratio of net investment income (loss) to average net assets	(.09)[c]	.12	.20	.06	.82	.04
Portfolio Turnover Rate	26.25[c]	63.17	90.07	110.82	63.60	70.84
Net Assets, end of period ($ x 1,000)	502,856	521,262	456,014	779,063	1,075,089	897,539

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Not annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2004 (Unaudited)	2003	2002	2001	2000[a]
		Year Ended December 31,			
Per Share Data ($):					
Net asset value, beginning of period	23.69	18.84	26.59	34.47	34.47
Investment Operations:					
Investment (loss)−net	(.05)[b]	(.03)[b]	(.00)[b,c]	(.06)[b]	−
Net realized and unrealized gain (loss) on investments	.67	4.88	(7.75)	(7.82)	−
Total from Investment Operations	.62	4.85	(7.75)	(7.88)	−
Distributions:					
Dividends from investment income−net	−	(.00)[c]	(.00)[c]	(.00)[c]	−
Net asset value, end of period	24.31	23.69	18.84	26.59	34.47
Total Return (%)	2.62[d]	25.75	(29.14)	(22.85)	−
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.53[d]	1.09	1.03	1.09	−
Ratio of net investment (loss) to average net assets	(.21)[d]	(.14)	(.01)	(.20)	−
Portfolio Turnover Rate	26.25[d]	63.17	90.07	110.82	63.60
Net Assets, end of period ($ x 1,000)	12,976	12,202	8,115	8,275	1

[a] *The fund commenced offering Service shares on December 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

The Dreyfus Socially Responsible Growth Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide capital growth, with current income as a secondary goal through equity investments in companies that not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. The fund is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue 300 million shares of $.001 par value Common Stock in each of the following classes of shares: Initial shares (150 million shares authorized) and Service shares (150 million shares authorized). Initial shares are subject to a shareholder services fee and Service shares are subject to a distribution fee. Each class of shares has identical rights and privileges, except with respect to the shareholder services plan, the distribution plan, and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund receives net earnings credits based on available cash balances left on deposit and includes such credits in interest income.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $303,671,845 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $7,523,105 of the carryover expires in fiscal 2008, $172,543,524 expires in fiscal 2009, $103,833,733 expires in fiscal 2010 and $19,771,483 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2003 was as follows: ordinary income $531,796. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2004, Service shares were charged $15,713 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Initial shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of Initial shares' average daily net assets for certain allocated expenses with respect to servicing and/or maintaining Initial shares shareholder accounts. During the period ended June 30, 2004, Initial shares were charged $1,139 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2004, the fund was charged $628 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2004, the fund was charged $21,223 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: investment advisory fees $313,708, Rule 12b-1 distribution plan fees $2,623, custodian fees $7,026 and transfer agency per account fees $223.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2004, amounted to $134,527,523 and $166,998,436, respectively.

At June 30, 2004, accumulated net unrealized appreciation on investments was $84,681,156, consisting of $88,474,938 gross unrealized appreciation and $3,793,782 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.



For More Information

The Dreyfus Socially Responsible Growth Fund, Inc.
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call
1-800-554-4611 or
516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

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